SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

GB HOLDINGS, INC.

(Name of issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of class of securities)

361493208

(Cusip number)

Lance Jon Kimmel, Esq.

11693 San Vicente Boulevard, Suite 357

Los Angeles, California 90049

(310) 557-3059

(Name, address and telephone number of person authorized to receive notices and communications)

September 24, 2004

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  The Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361493208

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robino Stortini Holdings LLC - 14-1881876
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,098,700 shares 8 SHARED VOTING POWER 0 shares 9 SOLE DISPOSITIVE POWER 1,098,700 shares 10 SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,098,700 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 361493208

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Stortini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares 8 SHARED VOTING POWER 1,098,700 shares 9 SOLE DISPOSITIVE POWER 0 shares 10 SHARED DISPOSITIVE POWER 1,098,700 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,098,700 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 361493208

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles J. Robino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,098,700 shares 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,098,700 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,098,700 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON* IN

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the initial Schedule 13D (the “Schedule 13D”). Except as specifically amended by this Amendment No. 5, the Schedule 13D, as amended through Amendment No. 4 thereto, remains in full force and effect.

Item 3 is amended in its entirety to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the Securities and Exchange Commission (the “SEC”), as of the date of this Amendment No. 5, each of the Reporting Persons may be deemed to beneficially own 1,098,700 shares of the Company’s Common Stock. The shares of Common Stock are held in street name for the accounts of RSH or SSI Fund, LLC (“SSI Fund”). SSI Fund was merged into RSH effective July 1, 2004, and the shares of the Company’s Common Stock previously held by SSI Fund became assets of RSH. Messrs. Stortini and Robino are the managers of RSH.

The funds used by RSH and SSI Fund to purchase such shares of the Company’s Common Stock came from working capital, cash on hand and brokerage account margin loans. Such shares of the Company’s Common Stock were accumulated through purchases made on the open market between September 5, 2003 and September 24, 2004 at an average purchase price of $2.41 per share of Common Stock, representing an aggregate cost of approximately $2,652,978. Other than with respect to the use of brokerage account margin loans for a portion of the purchases by RSH and SSI Fund, no part of the funds or other consideration used to purchase such shares of the Company’s Common Stock was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of the Company’s Common Stock.

Item 4 is amended in its entirety to read as follows:

Item 4. Purpose of the Transaction.

The Reporting Persons believe that the purchase of such shares of the Company’s Common Stock represents an attractive investment and potentially attractive business opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of the Company’s Common Stock at prices that would make the purchase of additional shares desirable, the Reporting Persons may endeavor to increase their position in the Company through, among other things, the purchase of additional shares of the Company’s Common Stock on the open market or in private transactions, at such time and on such terms as the Reporting Persons may deem advisable.

None of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Each of the Reporting Persons intends to review its investment in the Company on a continuing basis and engage in discussions with management and the Board of Directors of the Company concerning the business, operations and future plans of the Company.

The Reporting Persons are regularly reviewing the Company’s publicly announced business plans, as stated in the Company’s press releases and SEC filings. The Reporting Persons do not agree with the Company’s most recently announced business plans and are assessing their options. On or about August 9, 2004, RSH submitted a written demand to the Company to inspect certain of the Company’s books and records and to obtain stockholder list materials, pursuant to Section 220 of the Delaware General Corporation Law. RSH is awaiting a substantive response from the Company to this demand.

Depending on various factors, including without limitation, the Company’s financial position and investment strategy, the price levels of the shares of the Company’s Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including without limitation, purchasing additional shares of the Company’s Common Stock, selling some or all of their shares of the Company’s Common Stock or changing their intention with respect to any and all matters referred to in Item 4.

In connection with the delisting of the Company’s stock by the American Stock Exchange, which delisting was initiated by the Company’s management, the Report Persons continue to reassess how best to protect their investment.

The Reporting Persons may also consider engaging in:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any its subsidiaries;

•	the sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or

•	similar actions.

The Reporting Persons are also considering engaging in a transaction with one or more controlling stockholders of the Company, the consummation of which would have a similar effect to the transactions enumerated above.

If the Reporting Persons were to acquire a sufficient number of shares of the Company’s Common Stock, Mr. Stortini, Mr. Robino, or both, might seek representation on the Company’s Board of Directors, and the Reporting Persons might seek additional representation on the Company’s Board of Directors, through appointment created by expansion of the Board of Directors, the resignation of one or more Board members, by vote of the stockholders of the Company at an annual or special meeting of stockholders, or otherwise.

Item 5 is amended in its entirety to read as follows:

Item 5. Interests in Securities in the Issuer.

(a) Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the SEC, as of the date of this Amendment No. 5, each of the Reporting Persons may be deemed to be the beneficial owner of 1,098,700 shares of the Company’s Common Stock, constituting approximately 11.0% of the 10,000,000 shares of the Company’s Common Stock outstanding as of August 12, 2004 (as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

(b) Under the concept of beneficial ownership applicable to a “group” under the Rules and Regulations of the SEC, as of the date of this Schedule 13D, each of the Reporting Persons may be deemed to share the power to vote or to direct the vote of 1,098,700 shares of the Company’s Common Stock, constituting approximately 11.0% of the shares of the Company’s Common Stock outstanding, as calculated above. Each of the Reporting Persons may be deemed to share the power to dispose of or to direct the disposition of 1,098,700 shares of the Company’s Common Stock, constituting approximately 11.0% of the shares of the Company’s Common Stock outstanding, as calculated above.

(c) Schedule A hereto lists the transactions effected by each of the Reporting Persons during the 60 days prior to the date of this filing. All the transactions were effected through open market purchases.

(d) None

(e) Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2004	ROBINO STORTINI HOLDINGS LLC

	By:	/s/ Michael Stortini
	Name:	Michael Stortini
	Title:	Manager

/s/ Michael Stortini
Michael Stortini

/s/ Charles J. Robino
Charles J. Robino

SCHEDULE A

TRANSACTIONS IN THE SHARES OF COMMON STOCK IN THE LAST 60 DAYS

A. Transactions by RSH

Number of Shares Purchased		Price Per Share	Transaction Date
400		2.52	07/26/2004
400		2.52	07/26/2004
3,200		2.53	07/26/2004
200		2.63	07/26/2004
6,500		2.65	07/26/2004
2,000		2.62	07/27/2004
600		2.65	07/27/2004
200		2.80	07/27/2004
200		2.81	07/27/2004
1,500		2.84	07/28/2004
10,500		2.85	07/28/2004
1,500		2.95	07/29/2004
2,600		2.97	07/29/2004
800		2.80	07/30/2004
500		2.90	07/30/2004
500		2.91	07/30/2004
500		2.94	07/30/2004
5,600		2.95	07/30/2004
5,100		3.00	07/30/2004
3,700		3.04	07/30/2004
500		2.94	08/02/2004
3,700		2.95	08/02/2004
1,100		3.00	08/04/2004
8,500		3.04	08/04/2004
2,500		3.10	08/04/2004
3,400		3.00	08/05/2004
4,200		3.04	08/05/2004
6,000		3.00	08/06/2004
1,600		3.01	08/09/2004
600		3.05	08/09/2004
2,400		3.09	08/09/2004
3,400		2.90	08/10/2004
500		3.03	08/10/2004
600		3.04	08/10/2004
3,000		3.15	08/11/2004
500		3.03	08/11/2004
1,000		3.04	08/11/2004
5,000		3.05	08/12/2004
4,200		3.06	08/12/2004
4,800		3.07	08/12/2004
9,800		3.09	08/12/2004
2,000		3.15	08/12/2004
4,200		3.09	08/12/2004
(3,000	)*	3.07	08/12/2004
200		2.99	08/13/2004
1,000		3.00	08/13/2004
4,000		3.03	08/13/2004
10,400		3.05	08/13/2004
1,100		3.10	08/13/2004
1,000		2.98	08/16/2004
3,300		3.01	08/16/2004
800		3.02	08/16/2004
200		3.03	08/16/2004
100		3.08	08/16/2004
10,200		2.75	08/17/2004
3,700		2.80	08/17/2004
4,000		2.90	08/17/2004
3,200		2.95	08/17/2004
2,800		2.79	08/17/2004
100		2.78	08/17/2004
1,300		2.75	08/19/2004
10,000		2.65	08/20/2004
2,600		2.66	08/20/2004
2,600		2.35	08/25/2004
300		2.41	09/02/2004
2,000		2.47	09/02/2004
500		2.50	09/02/2004
100,000		2.45	09/08/2004
5,500		2.28	09/24/2004
220,000		2.35	09/24/2004

*	Sold as result of broker clerical error.

B. Transactions by Michael Stortini

Number of Shares Purchased	Price Per Share	Transaction Date
NONE	N/A	N/A

C. Transactions by Charles J. Robino

Number of Shares Purchased	Price Per Share	Transaction Date
NONE	N/A	N/A